EXHIBIT 4.1

MODIFICATION TO AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

THIS MODIFICATION TO AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (this “Modification”) dated as of November 8, 2002, by and among NTELOS Inc. (formerly CFW Communications Company), a Virginia corporation (the “Issuer”), WCAS Capital Partners III, L.P., a Delaware limited partnership (“WCAS Capital Partners”), Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership (“WCAS VIII”), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (together, with WCAS VIII and WCAS Capital Partners, “WCAS”), and each of the other Persons listed on the signature pages hereof. Except as otherwise provided herein, all capitalized terms used herein (including in the recitals hereto) but not otherwise defined shall have the respective meanings ascribed to them in the Shareholders Agreement (as defined below).

WHEREAS, the parties hereto are certain of the parties to a Shareholders Agreement dated as of July 11, 2000, as amended and restated as of July 26, 2000 and as further amended and restated October 23, 2000 (the “Shareholders Agreement”), and pursuant to Section 6.08 of the Shareholders Agreement, the parties desire that the Issuer waive certain provisions of the Shareholders Agreement and set forth certain terms and conditions with respect to such waiver.

NOW, THEREFORE, the parties hereto agree as follows:

Article I.    AGREEMENT AND MODIFICATION

Section 1.1.    Definitions:    For the purposes of this Modification, the following terms have the meanings set forth below:

“Approved Offer” means any Offer (a) which is approved by a majority of the independent directors (as that term is defined in Section 4200(a)(14) of the Marketplace Rules of the Nasdaq National Market), of the Board of Directors, (b) the terms and conditions of which do not treat any holder of WCAS Notes in a manner different than any holder of Non-WCAS Notes, (c) for which the Issuer provides WCAS not less than five (5) Business Days written notice prior to commencement of the Offer and an opportunity to discuss with the Board of Directors and the Issuer’s management the Offer and its terms and conditions and any agreements or documents to be prepared in connection with the Offer, (d) which is not made in connection with, or following, any proceeding relating to, the Issuer under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation under any law of any jurisdiction and (e) which is consummated in compliance with all applicable federal and state laws.

“Non-WCAS Notes” means all issued and outstanding Notes of the Issuer other than WCAS Notes.

“Notes” means the Issuer’s 13.0% Senior Notes due 2010, issued pursuant to that certain Indenture by and between the Issuer and The Bank of New York, as Trustee, dated as of July 26, 2000.

“Offer” means any tender offer or exchange offer for all or a portion of the outstanding Notes commenced by the Issuer at any time during the Standstill Waiver Period.

“Purchaser” means WCAS and/or any entity, or collectively entities, controlled by WCAS.

“Standstill Waiver Period” means that period commencing on the date hereof and terminating on the earlier of (a) March 1, 2003 or (b) in the event the Issuer commences an Approved Offer, the date of termination of such Approved Offer.

“WCAS Notes” means all issued and outstanding Notes of the Issuer which are held by any Purchaser.

Section 1.2.    Restrictions on Transfer During the Standstill Waiver Period.    During the continuation of the Standstill Waiver Period, no Purchaser will Transfer any WCAS Notes other than to (i) the Issuer or (ii) any other Purchaser or any Affiliate of any Purchaser unless such transferee agrees in writing to tender or exchange, as the case may be, such Notes to the Issuer in connection with any Approved Offer, in the manner, and on the same terms as set forth in Section 1.4 of this Modification, as though such Transferred WCAS Notes continued to be held by such Purchaser.

Section 1.3.    Waiver of Standstill.    Notwithstanding Section 5.01 of the Shareholders Agreement and subject to Section 1.4 of this Modification, during the Standstill Waiver Period the Issuer agrees that WCAS may, and may cause any other Purchaser to, directly or indirectly (i) purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire, ownership (including, without limitation, beneficial ownership) of any Notes, any direct or indirect rights or options to acquire Notes, in each case without the Issuer’s prior written consent; (ii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (iii) participate in any effort to do any of the foregoing or make any public announcement that complies with Section 1.6 hereof with respect to the foregoing. This Section 1.3 shall not create any obligation on the part of WCAS or any other Purchaser to acquire any Notes or take any other action permitted by this Section 1.3 and the determination of whether to acquire any Notes or take any other action permitted by this Section 1.3 shall be made by WCAS and such other Purchasers in their respective sole discretion.

Section 1.4.    Tender by Purchasers in the Event of an Approved Offer.    In the event the Issuer commences an Approved Offer during the Standstill Waiver Period for any or all of the Notes then outstanding, WCAS hereby agrees to validly tender or exchange, as the case may be, and not withdraw, in connection with and upon the terms of the Approved Offer:

(a) if the Approved Offer is for all outstanding Notes, that percentage of WCAS Notes which equals the percentage obtained by dividing (i) the aggregate principal amount of

Non-WCAS Notes validly tendered in the Approved Offer and not withdrawn by (ii) the aggregate principal amount of Non-WCAS Notes outstanding as of the date immediately prior to the date of expiration of such Approved Offer (such percentage being the “Required Amount”); provided, however, that the obligation of any Purchaser to validly tender or exchange, as the case may be, and not withdraw WCAS Notes as contemplated by this Section 1.4(a) is contingent on, as of the date immediately prior to the date of expiration of such Approved Offer, the valid tender or exchange, as the case may be (without the valid withdrawal), of not less than 66 2/3% of the Non-WCAS Notes in such Approved Offer.

(b) if the Approved Offer is an Offer for less than all of the outstanding Notes (the percentage of Notes being subject to such Approved Offer being the “Approved Offer Percentage”), that percentage of WCAS Notes which equals the Required Amount; provided, however, that the obligation of WCAS to validly tender or exchange, as the case may be, and not withdraw WCAS Notes in the Approved Offer pursuant to this Section 1.4(b) is contingent on, as of the date immediately prior to the date of expiration of such Approved Offer, the valid tender or exchange, as the case may be (without the valid withdrawal) of a percentage of the Non-WCAS Notes in such Approved Offer equal to not less than (x) 66 2/3%, multiplied by (y) the Approved Offer Percentage. For example, if the Issuer commences an Approved Offer for 50% of the Notes then outstanding, the Purchasers shall collectively tender in the aggregate at least that percentage of WCAS Notes which equals the Required Amount if not less than (x) 66 2/3%, multiplied by (y) 50% (i.e., 33 1/3%) of the Non-WCAS Notes are validly tendered or exchanged in the Approved Offer and not validly withdrawn.

(c) WCAS’ obligation pursuant to Section 1.4(a) and Section 1.4(b) above to validly tender or exchange, as the case maybe, and not withdraw the WCAS Notes in connection with and upon the terms of such Approved Offer, shall automatically terminate and be of no further force and effect upon the earlier of (i) the date of termination of such Approved Offer and (ii) March 1, 2003.

Section 1.5.    Other Interests and Rights.    Other than as specifically set forth herein, the execution of this Modification by each of the parties to this Modification, and the consent to the waivers to the Shareholders Agreement contemplated by this Modification, shall in no way impact, limit, alter, modify or compromise any of the interests, rights or remedies of any of the parties to the Shareholders Agreement, with respect to the Issuer any of its Affiliates or any securities of the Issuer or any of its Affiliates.

Section 1.6.    Public Announcements.    Any public statement or disclosure of this Modification, the subject matter hereof or the transactions contemplated hereby shall be in a form and substance mutually agreed upon by the Issuer and WCAS, unless such public statement or disclosure is required by applicable law or governmental regulations or by order of a court of competent jurisdiction, in which case prior to making such public statement or disclosure the Issuer and WCAS shall give written notice to the non-disclosing party describing in reasonable detail the proposed content of such disclosure and the parties shall each use commercially reasonable efforts to agree on such public statement or disclosure prior to such disclosure. Except as provided in this Section 1.6 no party to this Modification shall make any public statement or disclosure regarding this Modification, the subject matter hereof or the transactions contemplated hereby, publicly or in a manner which could reasonably be expected to result in its public dissemination. Except as otherwise permitted pursuant to this Error! Reference source not found., the Issuer shall not use or refer to the name of WCAS, any Purchaser or any of their Affiliates in any public statement or disclosure without the written consent of WCAS.

Article II.    TERMINATION OF THIS MODIFICATION

Section 2.1.    Termination of this Modification.    This Modification shall terminate immediately upon, and simultaneously with, the termination of the Standstill Waiver Period, without any further action by the parties hereto; provided, however, in the event that the Issuer determines, in its sole discretion, to release WCAS from its obligations pursuant to Section 1.4 of this Modification, the Issuer may do so without the consent or approval of any party hereto and WCAS will, upon delivery of written notice of such release, be immediately released from all such obligations.

Section 2.2.    Effect of Termination.    Upon termination of this Modification in accordance with Section 2.1 of this Modification, all rights and obligations of the parties hereunder shall terminate (other than those rights and obligations set forth under Section 1.5, Section 1.6 and Section 3.7 of this Modification and this Section 2.2) and the Shareholders Agreement shall remain in full force and effect without the waivers or agreements contemplated by this Modification.

Article III.    MISCELLANEOUS PROVISIONS

Section 3.1.    Headings.    The headings in this Modification are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

Section 3.2.    Reference to the Effect on the Shareholders Agreement.    For so long as this Modification shall remain in full force and effect, each reference in the Shareholders Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of similar import shall mean and be a reference to the Shareholders Agreement, including the waivers contemplated by this Modification.

Section 3.3.    Severability.    The invalidity or unenforceability of any provisions of this Modification in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Modification in such jurisdiction or the validity, legality or enforceability of this Modification, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

Section 3.4.    Successors, Assigns, Transferees.    The provisions of this Modification shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. Nothing in this Modification, expressed or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Modification.

Section 3.5.    Counterparts.    This Modification may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 3.6.    Entire Agreement.    The Shareholders Agreement, including the waiver of certain provisions of the Shareholders Agreement as set forth in this Modification, contains the entire agreement between the parties hereto and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, that certain term sheet entitled “Proposed Terms for Amendment to Standstill.”

Section 3.7.    No Third Party Beneficiaries.    Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Modification and no person, other than the Issuer, shall have any right to enforce any obligations of WCAS or any Purchaser hereunder other than the Issuer.

Section 3.8.    Applicable Law.    The corporate law of the Commonwealth of Virginia shall govern all issues and questions concerning the relative rights and obligations of the Issuer and its securityholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Modification shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Modification to be duly executed as of the date first above written.

NTELOS INC.

By:
Name:
Title:

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.

By:  WCAS VIII Associates, LLC, as General Partner

By:
Name:
Title:    Managing Member

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By:  WCAS IX Associates, LLC, as General Partner

By:
Name:
Title:    Managing Member

WCAS CAPITAL PARTNERS III, L.P.

By:  WCAS CP III Associates, L.L.C., its general partner

By:
Name:
Title:    Managing Member

By:

Name:  Jonathan M. Rather as Attorney-in-fact
         for the individual investors listed below:

Patrick J. Welsh
Russell L. Carson
Bruce K. Anderson
Andrew M. Paul
Thomas E. McInerney
Robert A. Minicucci
Lawrence B. Sorrel
Anthony J. de Nicola
Paul B. Queally
Rudolph E. Rupert
Jonathan M. Rather
D. Scott Mackesy
Sanjay Swani
John D. Clark
Sean M. Traynor
John Almeida
Eric J Lee

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